EXHIBIT 21.1

List of Subsidiaries of Nexvet Biopharma plc

Subsidiary	Jurisdiction of Incorporation or Organization
Nexvet Biopharma, Inc.	Delaware

NVIP Pty Ltd	Australia

Nexvet UK Limited	United Kingdom